UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Auditor

On October 10, 2024, the audit committee of the Board of Directors (the “Audit Committee”) of Ryde Group Ltd (the “Company”) approved the proposed appointment of OneStop Assurance PAC (“OneStop”) as the Company’s independent registered public accounting firm, effective immediately/on October 10, 2024. The services previously provided by Kreit & Chiu CPA LLP (“Kreit & Chiu”) are to be provided by OneStop. On October 10, 2024, the Audit Committee dismissed Kreit & Chiu as its independent registered public accounting firm, effective immediately.

The reports of Kreit & Chiu on the financial statements of the Company for the financial years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports expressed substantial doubt regarding the Company’s ability to continue as a going concern for the financial year ended December 31, 2022. Furthermore, during the financial years ended December 31, 2022 and 2023, through October 10, 2024, there were no disagreements with Kreit & Chiu on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Kreit & Chiu, would have caused Kreit & Chiu to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two financial years ended December 31, 2022 and 2023, through October 10, 2024.

The Company provided Kreit & Chiu with a copy of the forgoing disclosure and requested Kreit & Chiu to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Kreit & Chiu agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Kreit & Chiu’s letter, dated October 10, 2024, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent financial years through October 10, 2024, neither the Company nor anyone acting on the Company’s behalf, consulted OneStop with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Kreit & Chiu CPA LLP dated October 10, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: October 10, 2024	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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